19010955

SEC Mail Processing Section AUG 19 2019 Washington DC 413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove	WI	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Peterson 262-388-0902

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC.

(Name – *if individual, state last, first, middle name*)

4811 South & 76th Street	Greenfield	WI	53092
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section AUG 19 2019 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC CAROLYN LYRENMANN STATE OF WISCONSIN

[signature]
Signature

President
Title

[signature]
Notary Public

State of Wisconsin
County of Milwaukee
My commission expires 8/20/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Investment Counsel ,Ltd.
Statement of Financial Condition
6/30/2019

Assets

Current Assets	
Cash	9,887
Commissons receivable	150
Prepaid Expenses	358
Refundable Income Taxes	120
Total current assets	10,515
Other Assets	
Deferred tax asset	1722
Total Assets	12,237

Liabilities and Stockholder's Equity

Current Liabilities	
Commissions payable	135
Other accounts payable	2000
Total Current Liabilities	2135
Stockholder's Equity	
Common stock	12000
Less treasury stock	-6000
Retained earnings	4102
Total stockholder's equity	10102
Liabilities + Stockholder's equity	12237

Liberty Investment Counsel, Ltd.
Income & Expenses
7/1/2018-6/30/2019

Revenue	
Commissions	18,889
Other	0
	18,889
Expenses	
Commissions	13406
FINRA	2030
Audit	2000
Other	1177
	18613
Net Profit	276

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, WI 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have audited the accompanying statement of financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2019, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty Investment Counsel, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
August 6, 2019

Liberty Investment Counsel, Ltd.
Statement of Changes in Financial Condition
Year Ended June 30, 2019

Cash Flow From Operating Activities		
Net Income	$	276 x
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commissions Receivable		(150)
Prepaid Expenses		20
Deffered Tax Asset		(17)
Accounts Payable		149
Commissions Payable		(1,500)
Net Cash Used In Operating Activities		(1,222)
Net Decrease In Cash		(1,222)
Cash - Beginning of Year		11,109 x
Cash - End of Year	$	9,887

Liberty Investment Counsel, Ltd.
Statement of Changes In Stockholder's Equity
Year Ended June 30, 2019

	Common Stock	Retained Earnngs	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2018	$ 12,000	$ 3,826	$ (6,000)	$ 9,826
Net Income	-	276	-	276
Balance, June 30, 2019	$ 12,000	$ 4,102	$ (6,000)	$ 10,102

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2019

Net Capital Computation		
Stockholder's Equity at Year End	$	10,102
Deductions:		
Nonallowable Assets:		
Commissions Receivable		150
Other Assets		1,722
Prepaid Expenses		358
Refundable Income Taxes		120
Net Capital	$	7,325
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	252
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$	2,135
Ratio of Aggregate Indebtedness		0.29

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
Year Ended June 30, 2019

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the state of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA". The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts

The Company uses the direct write off method to account for bad debts. As such, they are expense when determined to be bad. There were no accounts written off during the year ended June 30, 2019.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for operating losses that are available to offset future taxable income.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. This guidance prescribes a recognition threshold and management attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of June 30, 2017, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statement.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2014. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2013.

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company's net capital and required net capital were $7,325 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.29 to 1.

Note 3 – Common Stock

As of June 30, 2019, common stock consisted of 3,000 authorized, 3,000 issues and outstanding no par value shares.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2019. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 – Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 – Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2019 that will expire over the following years:

Year Ending June 30	Amount
2028	$ 103
2029	1,048
2031	162
2032	294
2033	688
2034	80
2035	850
TOTAL	$ 3,225

Note 6 – Income Taxes (continued)

The Company has a deferred tax asset of approximately $1,739 due to these net operating loss carryforwards.

Note 7 – Related Parties

During the year, the owner of the Company earned $13,555 in commissions. The commission payable at June 30, 2019 included $135 of commission due to the owner of the Company.

Note 8 – Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2019 through August 6, 2019, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

LIBERTY INVESTMENT COUNSEL, LTD.
Member S.I.P.C. & FINRA
700 Pilgrim Parkway
Suite 300
Elm Grove, WI 53129
262-388-0902
dickpeterson75@gmail.com

Rule 15c3-3 Exemption Report

Liberty Investment Counsel, Ltd. (LIC) is exempt from compliance reporting under SEC Rule 15c3-3 since it meets the provision set forth in paragraph (k)section(2)(i) : Special Account for the Exclusive Benefit of customers maintained. This account (#00-255-587) is at Tri-City National Bank. It has never been used since Liberty does not accept client investment checks. Those checks are made payable directly to the mutual fund to be invested in, or insurance company – in the case of variable annuities. There have been no exceptions to this policy during the past fiscal year - 7/1/18- 6/30/19.

Richard Peterson
President
7/11/19
Date